UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105	13D	Page 2 of 8

1	Names of reporting persons BCLS SB Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 528,660 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 528,660 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 528,660 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.6%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 3 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 267,257 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 267,257 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 267,257 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.3%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 4 of 8

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC, SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 2,301,955 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 2,301,955 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,301,955 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.4%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 5 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 32,550 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 32,550 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 32,550 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 6 of 8

This Amendment No. 7 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by BCLS SB Investco, LP on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on October 3, 2022 and Amendment No. 6 filed on December 5, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 7, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

January 2024 Securities Purchase Agreement

On January 8, 2024, the Issuer entered into a securities purchase agreement (the “January 2024 Securities Purchase Agreement”) with certain institutional accredited investors (the “January 2024 PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the January 2024 PIPE Investors in a private placement an aggregate of 16,973,103 shares of Common Stock at a price of $5.53 per share, and, to one January 2024 PIPE Investor in lieu of shares of Common Stock, a pre-funded warrant to purchase 2,712,478 shares of Common Stock, at a price of $5.529 per pre-funded warrant (the “January 2024 Private Placement”). The January 2024 Private Placement is expected to close on or about January 11, 2024, subject to the satisfaction of certain customary closing conditions. BCLS II Equity Opportunities, LP (“BCLS II Equity”), an affiliate of BCLSI, agreed to purchase 904,160 shares of Common Stock in the January 2024 Private Placement, for total consideration of $5,000,004.80.

References to and the description of the January 2024 Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the January 2024 Securities Purchase Agreement, which is attached hereto as Exhibit N and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

January 2024 Registration Rights Agreement

On January 8, 2024, the Issuer entered into a registration rights agreement (the “January 2024 Registration Rights Agreement”) with the January 2024 PIPE Investors, including BCLS II Equity, pursuant to which the Issuer agreed to register for resale the shares of Common Stock issued in the January 2024 Private Placement and the shares of Common Stock issuable upon exercise of the pre-funded warrants issued in the January 2024 Private Placement (collectively, the “January 2024 Registrable Securities”). Under the January 2024 Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the January 2024 PIPE Investors of their January 2024 Registrable Securities no later than 30 days following the closing of the January 2024 Private Placement (the “January 2024 Filing Date”). The Issuer agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as reasonably practicable and to keep such registration statement effective until the date all January 2024 Registrable Securities covered by such registration statement have been sold or cease to be registrable securities under the January 2024 Registration Rights Agreement.

If (i) the registration statement has not been filed by the January 2024 Filing Date, (ii) the registration statement has not been declared effective by the SEC prior to the earlier of (A) five business days after the date on which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, or (B) 15 days after the January 2024 Filing Date (or, in the event the SEC reviews the registration statement, 60 days following the closing of the January 2024 Private Placement) or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to each holder of January 2024 Registrable Securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such holder in the January 2024 Registrable Securities for the initial day of failure and for each subsequent 30-day period (or pro rata for any portion thereof) for each such month during which such event continues, subject to certain caps set forth in the January 2024 Registration Rights Agreement.

CUSIP No. 83422E 105	13D	Page 7 of 8

The Issuer has granted the January 2024 PIPE Investors customary indemnification rights in connection with the registration statement. The January 2024 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

References to and the description of the January 2024 Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the January 2024 Registration Rights Agreement, which is attached hereto as Exhibit O and incorporated by reference herein.

Item 7. Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit N	Form of January 2024 Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 8, 2024 (File No. 001-38360))

Exhibit O	Form of January 2024 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 8, 2024 (File No. 001-38360))

CUSIP No. 83422E 105	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024	BCLS SB Investco, LP

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC,
its general partner

By: Bain Capital Life Sciences Fund II, L.P., its managing member

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Authorized Signatory